Exhibit (a)(12)

                                  Press Release

                               [ETHYL LETTERHEAD]
                            330 South Fourth Street
                              Post Office Box 2189
                            Richmond, Virginia 23217



                               ETHYL CORPORATION
                            ANNOUNCES FINAL RESULTS
                              OF SELF-TENDER OFFER

FOR IMMEDIATE RELEASE

         Richmond, Va., October 8, 1997-Ethyl Corporation (NYSE:EY) announces the final results of its self-tender offer for up to 35,000,000 shares of its common stock, which expired Thursday, September 25, 1997, at 5:00 p.m. New York City time.

         The final count by Harris Trust and Savings Bank indicates 35,534,821 shares were tendered and not withdrawn at or below $9.25 per share, of which 1,660,301 were conditional tenders. Ethyl has purchased 34,999,995 shares at $9.25 per share, including conditional tenders that were chosen for purchase by random lot in accordance with the terms of the offer.

         The shares purchased represent approximately 30 percent of the 118.4 million shares of common stock outstanding immediately prior to the commencement of the offer. After purchasing the shares, the company now has approximately
83.4 million shares of common stock outstanding.

         Bruce C. Gottwald, chairman and chief executive officer of Ethyl, said, "We are pleased with the success of the tender offer. Ethyl may in the future purchase additional shares in the open market, in private transactions, through tender offers or otherwise. Any possible future purchases will depend on many factors, including the market price of the shares, Ethyl's business and financial position, and general economic and market conditions." Under existing authorization by its board of directors, Ethyl has authority to purchase up to 14,189,488 shares.

         Harris Bank issued payment to shareholders whose tenders were accepted. Shareholders who offered conditional tenders and desire to know whether their offers were accepted or rejected should contact Harris Bank in New York City at
(212) 701-7621.

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         Ethyl Corporation develops, manufactures and blends
performance-enhancing and environmentally beneficial fuel and lubricant additives marketed worldwide to refiners and others who sell petroleum products for use in transportation and industrial equipment. Ethyl additives increase the value of gasoline, diesel and heating fuels as well as lubricating oils for engines, automatic transmissions, gear and hydraulic devices by improving combustion and fuel economy, lowering emissions, reducing metal wear and extending the useful life of machinery.

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